SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Collective Entity no. 503 215 058

Transfer of holdings to PT Portugal

Lisbon, 28 December 2006 - Portugal Telecom (“PT”) clarifies that the transfer of PT Comunicações and TMN to PT Portugal executed on September 30, 2006 was a simple intra-group reorganization carried out through the purchase and sale of PT’s holdings in those companies. The purpose of this transfer was to concentrate in a newly incorporated sub-holding the Group’s portfolio related to the most important domestic companies, thereby adopting an organizational model which follows current market trends, notably the increasing fixed-mobile convergence.

In addition, PT further clarifies that:

(i) the above mentioned transaction was executed at market value;

(ii) the transaction had no impact on PT’s consolidation perimeter or its total net shareholders’ equity;

(iii) the transaction had no impact on the net income of the company;

(iv) the recognition of a capital gain created with the transaction was eliminated and will only be recognized at the moment such holdings may be sold to third parties;

(v) in accordance with the applicable accounting rules, all amounts concerning those holdings were reclassified from “Adjustments for investments in affiliate and associated companies” to “Retained earnings”;

(vi) as a result, the above mentioned transaction has increased the distributable reserves in approximately 827 million Euros, as it has already been disclosed to the market;

(vii) the transaction has no tax impact.

Therefore, the sale of PT Comunicações and TMN does not affect, directly or indirectly, the purposes and objectives announced by the offeror, does not involve any additional burden to such offeror and has no impact on the offer in progress.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.